UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Discontinuation of our current B2B operations

As part of its continuing moves to streamline its operations and focus on its core B2C business, Netshoes (Cayman) Limited (NYSE: NETS) announces that it has decided to discontinue its business-to-business (B2B) operation dedicated to sales of nutrition supplements and vitamins after the remaining stock of products is depleted. Despite investments over two years, the venture with Midway Labs generated lower than expected results and a high level of inventory of nutrition supplements. In order to minimize further negative results, Netshoes adjusted the margins of nutrition supplements products, accelerating sales through its B2C channel. This will result in a write-off of about R$60  million in existing nutrition supplement inventory. In addition, Netshoes terminated its commercial agreement with Midway Labs and has filed a lawsuit against them. Netshoes expects to record a provision of about R$20 million for Midway receivables that may not be collected.

Election of a new director and senior management changes

Mr. Andrew Béla Jánszky joined Netshoes as a Class III member of its board of directors and has also been appointed to serve as a member of its Audit, Nominating and Corporate Governance, and Compensation committees. Mr. Jánszky has decades of experience as a corporate finance, capital markets and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank, Tweed, Hadley & McCloy LLP and managing partner of the firm’s São Paulo office.  He currently splits his time between Brazil and New York as a corporate finance, governance and anti-corruption consultant. Mr. Jánszky is on the board of directors of Gol Linhas Aéreas Inteligentes S.A. and also serves as a member of the independent investigative committees of CCR S.A., Hypera S.A. and M. Dias Branco S.A. Indústria e Comércio de Alimentos, all companies listed on the Brazilian stock exchange (B3).

 Mr. André Petenussi has assumed the position of Chief Technology Officer. Mr. Petenussi has been with Netshoes for over two and a half years, leading our efforts to continue developing innovative technology that improves the shopping experience of our customers. Previously, he held executive positions in the technology area at major Brazilian e-commerce players. Mr. Petenussi holds a bachelor’s degree in Electrical Engineering from Universidade Católica de Santos.

 Agreement with the Brazilian Federal District Attorney’s Office in connection with previously disclosed personal data incident

In line with principles of transparency and best practices, Netshoes announces that it reached on October 3, 2018 an agreement (Termo de Ajustamento de Conduta) with the Brazilian Federal District State Attorney’s Office (Ministério Público Estadual do Distrito Federal e Territórios) in connection with the data incident previously disclosed to the market on February 26, 2018. Netshoes agreed to pay a fine in the amount of R$500,000.00. In return, the Brazilian Federal District State Attorney’s Office will terminate its administrative legal proceeding into this incident. This agreement is still subject to ratification by Brazilian courts.

The Company will continue to take all necessary security measures to reasonably protect customer data from unauthorized access and/or disclosure. The safety and reliability of its IT infrastructure are core to Netshoes’s business operations.

Sale of Netshoes’s operations in Mexico

Netshoes announces the closing of the sale of its subsidiaries in Mexico (NS2.COM INTERNET S.A. and NS5 PARTICIPAÇÕES LTDA) on October 10, 2018. As previously disclosed, this divestment is in line with the Company’s strategy of focusing its operations on mature regions to increase profitability and create long-term value for shareholders.

Conference Call

A conference call with live webcast will be held today, October 26th, 2018 at 10:30 am (Eastern Time) regarding the above-mentioned business updates.

To participate in the conference call, contact one of the following numbers 15 minutes prior to the scheduled start time:

TELEPHONE 1-877-883-0383 (US) 1-412-902-6506 (International) Elite entry number: 4189121	WEBCAST Live webcast will be available through the Events section of Netshoes’ Investor Relations webpage, at http://investor.netshoes.com

Replay:
A telephone replay of the conference call will be available by dialing 1-877-344-7529 (US) or 1-412-317-0088 (International) until November 2, 2018. The replay I.D. number is 10125902.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: October 26, 2018